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                                                                     EXHIBIT 2.2

                        ENSTAR COMMUNICATIONS CORPORATION




                               September 10, 2001


Charter Communications Entertainment I, LLC
Interlink Communications Partners, LLC
Rifkin Acquisition Partners, LLC
12444 Powerscourt Drive - Suite 100
St. Louis, Missouri  63131


         Re: Asset Purchase Agreement by and among Enstar Income Program II-1, L.P., Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar Cable of Macoupin County and Enstar IV/PBD Systems Venture, as Sellers, and Charter Communications Entertainment I, LLC, Interlink Communications Partners, LLC and Rifkin Acquisition Partners, LLC, as Buyer, dated as of August 29, 2001

Ladies and Gentlemen:

         Reference is hereby made to that certain Asset Purchase Agreement by and among Enstar Income Program II-1, L.P., Enstar Income Program II-2, L.P., Enstar Income Program IV-3, L.P., Enstar Income/Growth Program Six-A, L.P., Enstar Cable of Macoupin County and Enstar IV/PBD Systems Venture, as Sellers (collectively, "Sellers"), and Charter Communications Entertainment I, LLC, Interlink Communications Partners, LLC and Rifkin Acquisition Partners, LLC, as Buyer (collectively, "Buyers"), dated as of August 29, 2001 (the "Purchase Agreement"). Capitalized terms used and not otherwise defined in this letter shall have the meanings given to them in the Purchase Agreement.

         For and in consideration of the mutual covenants set forth in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sellers and Buyers agree that the Purchase Agreement is hereby amended and supplemented as follows:



         1. Clause (ii) of Section 3.3(a)(ii)(D) is hereby amended to read: "(ii) $2,258 (such product, the "Franchise Purchase Price")."


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         2.       Clause (i) of Section 6.9 is hereby amended by inserting the term "SEC" between the word "the" and the parenthetical phrase "(if applicable)" appearing therein.

         3. The last sentences of Sections 9.3 and 9.4 are each hereby amended by replacing "Sections 7.6(d), (f), (g) and (h)" with "Sections 7.6(d), (e), (f) and (g)."

         4. Section 10 is hereby amended by adding thereto the following new Section 10.4:

                  "10.4 Survival of Representations and Warranties. None of the representations and warranties of the parties contained in this Agreement shall survive the Closing, other than the representations and warranties of Sellers set forth in the first three sentences of Section 4.2 and the representations and warranties of Buyers set forth in the first two sentences of Section 5.2

         5.       Clause (ii) of Section 11.1(e) is hereby amended to read:
                  "(ii) as of any date prior to the date of termination of the Voting Period of any Limited Partnership or General Partner, the Limited Partners holding fifty percent (50%) or more of the interests of such Limited Partnership or General Partner, as the case may be, shall have affirmatively disapproved the transactions contemplated by this Agreement or approved any Acquisition Proposal;"

         6.       The following subsection (f) is hereby added to Section 11.1:

                  "(f) By Sellers or Enstar, at any time prior to the Closing, if any Seller or Enstar receives a proposal for an Acquisition Proposal (i) that Enstar determines in its good faith judgment is more favorable to the Limited Partners than is this Agreement, and (ii) as a result of which Enstar determines in good faith, based upon the advice of its counsel, that it is obligated by its fiduciary obligations under applicable law to terminate this Agreement."

         7. Section 11.2(a) is hereby amended to read, in its entirety, as follows:

                  "(a) Each Seller shall pay to the applicable Buyer a Breakup Fee (as defined herein), in accordance with the terms of this
                  Section 11.2, in the event that either (i) this Agreement is terminated pursuant to Section 11.1(f), or (ii) (A) this Agreement is terminated by Buyers pursuant to Section 11.1(e), and (B) as of the date of such termination, any Limited Partnership's or General Partner's Limited Partners shall have given their consent to an Acquisition Proposal submitted by a third party; and, in the case of termination pursuant to either clause (i) or (ii) hereof, Buyers shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by them under this Agreement during the period prior to the first to occur of (x) the termination of this Agreement pursuant to
                  Section 11.1(f), (y) the date on which any Limited Partnership's or General Partner's Limited Partners shall have either disapproved the transactions contemplated by this


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                  Agreement or given their consent to an Acquisition Proposal submitted by a third party, or (z) the first-occurring date of termination of the Voting Period of any Limited Partnership or General Partner during which the Limited Partner Consents for such Limited Partnership or General Partner shall not have been obtained. Sellers shall pay the Breakup Fee to Buyers by wire transfer of immediately available funds or by certified check (in accordance with Buyers' written instructions) within five (5) business days following the date of termination pursuant to Section 11.1(e) or (f). For purposes hereof, the "Breakup Fee" with respect to any Seller means a pro rata portion of the aggregate amount of $1,500,000, which shall be determined by allocating the amount of $1,500,000 among Sellers based on the allocation of the aggregate Purchase Price among Sellers.

         8. Schedule 1.1 is hereby amended by deleting the column bearing the heading "Indemnity Fund."

         9. It is hereby agreed that (i) where the Purchase Agreement contains capitalized terms that are not defined therein (including without limitation the terms "Business Day," "Franchise," "Franchise Area" and "Interest"), any such term shall have the same meaning as if used with initial lowercase letters, unless otherwise dictated by the context; (ii) where the context so requires, the term "Buyer" or "Seller" shall refer to the plural of such term; (iii) references to "Buyer" or "Seller" are intended to refer to the applicable Buyer or Seller, as required by the context; and (iv) "General Partnership" means each of the Sellers that is identified in the preamble hereto as a general partnership.

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Please indicate your acceptance of the foregoing terms by signing this letter in the space provided below and returning it to the undersigned.


Very truly yours,

ENSTAR COMMUNICATIONS CORPORATION


By:
   ----------------------------------------
         Ralph G. Kelly
         Senior Vice President - Treasurer

As general partner of and on behalf of:

Enstar Income Program II-1, L.P.,
Enstar Income Program II-2, L.P.,
Enstar Income Program IV-3, L.P., itself and as general partner of Enstar IV/PBD Systems Venture,
Enstar Income/Growth Program Six-A, L.P.,
Enstar Income Program IV-1, L.P., general partner of Enstar Cable of Macoupin County and Enstar IV/PBD Systems Venture and
Enstar Income Program IV-1, L.P., general partner of Enstar Cable of Macoupin County and Enstar IV/PBD Systems Venture


ACCEPTED AND AGREED TO:

Charter Communications Entertainment I, LLC


By:
   ----------------------------------------
   Name:
   Title:



Interlink Communications Partners, LLC          Rifkin Acquisition Partners, LLC


By:                                             By:
   ----------------------------------------        -----------------------------
   Name:                                           Name:
   Title:                                          Title:


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cc:      Kent D. Kalkwarf
         Marcy A. Lifton, Esq.
         Mike Talamantes
         Randy Wells